

July 9, 2013

James E. Igo
Chairman, President and Chief Executive Officer
Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, New Jersey 08075

Re: Delanco Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-189244
Filed June 11, 2013

Dear Mr. Igo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2. In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

3. Update to provide quarterly financial information for the quarter ended June 30, 2013 or a Recent Development section with abbreviated financial information and MD&A highlights.

4. To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly..

Prospectus Cover Page

5. Please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501(b) of Regulation S-K.

Transactions with Certain Related Persons, page 54

6. We note that your related party transactions disclosure covers transactions occurring since January 1, 2012, the beginning of your last fiscal year. Please see Item 404 of Regulation S-K and particularly Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions for the periods specified in Item 404 and, in addition, for the two fiscal years preceding the company's last fiscal year. Please revise your disclosure as appropriate.

Consolidated Financial Statements of Delanco Bancorp, Inc.

Note 5 – Investment Securities, page F-13

2. Please revise the negative gross unrealized gains for Federated National Mortgage Association that appears to belong in the gross unrealized losses column. Please also revise the fair value amounts included within gross unrealized losses so that the fair value column sums correctly.

Note 6. Loans, page F-17

3. Please revise the disclosures under ASC 310-10-50-11 to clearly set forth loans that are individually evaluated for impairment and loans that are collectively evaluated for impairment. Refer to the example in ASC 310-10-55-7 for an example of the required disclosures.

4. Please revise the disclosures under ASC 310-10-50-7 to disaggregate the 30-89 day category. Absent such disclosure, it does not appear possible to see how the loans are migrating across the past due categories. Refer to ASC 310-10-55-9 for an example of the required disclosures.

5. Please revise to provide an explanation as to why there is not a related allowance for credit losses for any of your impaired loans.

6. Please revise the tabular presentation of non-performing assets on page F-24 to clearly set forth troubled debt restructurings that are not accruing interest and those that are accruing interest.

7. Please revise to include the disclosures required by ASC 310-10-50-33 through 50-34 for troubled debt restructurings. Refer to ASC 310-10-55-12 for an example of the required disclosures.

Note 19. Fair Value Measurement, page F-34

8. We note that you have classified impaired loans and real estate owned under level 2 of the fair value hierarchy. Considering the numerous factors considered in valuing these assets, it appears to us that a level 3 classification is more appropriate for each of them. You appear to agree with us based on your disclosures that these fair value measurements have been categorized as a Level 3 measurement due to their unobservable inputs. Please revise accordingly. Alternatively, provide an expanded discussion of why a level 2 classification is appropriate referring, for instance, to the losses recognized on the sale of real estate owned, clarifying how those losses arose from level 2 observable inputs

Part II

Exhibits

7. Please file the written agreement with the OCC with your next pre-effective amendment.

8. Please file signed and dated tax opinions in the next amendment.

9. Please provide an updated consent from your independent accountants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel